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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Sierra Pacific Resources

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

826428104

(CUSIP Number)

6/2/2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 826428104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CNH CA Master Account, L.P. 42-1571441; CNH Partners, LLC 13-4172062

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Cayman Islands, Cayman Islands, Cayman Islands, Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power

		6.	Shared Voting Power 7.25% Convertible Notes which are convertible into 7,612,651 shares of Common Stock, par value $1 per share

		7.	Sole Dispositive Power

		8.	Shared Dispositive Power 7.25% Convertible Notes which are convertible into 7,612,651 shares of Common Stock, par value $1 per share

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7.25% Convertible Notes which are convertible into 7,612,651 shares of Common Stock, par value $1 per share

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 6.475%

12.	Type of Reporting Person (See Instructions)

PN

Item 1.
	(a)	Name of Issuer Sierra Pacific Resources
	(b)	Address of Issuer's Principal Executive Offices
P.O. Box 10100 (6100 Neil Road), Reno, Nevada 89520-0024 (89511)
Item 2.
	(a)	Name of Person Filing CNH CA Master Account, L.P.
	(b)	Address of Principal Business Office or, if none, Residence
Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830
	(c)	Citizenship Cayman Islands, Cayman Islands, Cayman Islands, Cayman Islands
	(d)	Title of Class of Securities Common Stock, $1.00 par value
	(e)	CUSIP Number 826428104

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 7.25% Convertible Notes which are convertible into 7,612,651 shares of Common Stock, par value $1 per share
	(b)	Percent of class: 6.475
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote 7.25% Convertible Notes which are convertible into 7,612,651 shares of Common Stock, par value $1 per share
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of 7.25% Convertible Notes which are convertible into 7,612,651 shares of Common Stock, par value $1 per share

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6/7/2005
Date

/s/ Bradley Asness
Signature

Bradley Asness, Secretary
Name/Title
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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